FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X    Form 40-F
                                   -----            -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No   X
                                        ---     ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on July 25, 2005 announcing the release of financial results for the six months and quarter ending June 30, 2005 and the declaration of a cash dividend for the quarter ended June 30, 2005.

                                                                       Exhibit 1
                                                                       ---------

                                        Corporate Contact:
                                        Ioannis Zafirakis
                                        Director and Vice-President
                                        Telephone: + 30-210-9470100
                                        E-mail: izafirakis@dianashippinginc.com
For Immediate Release
---------------------
                                        Investor and Media Relations:
                                        Edward Nebb
                                        Euro RSCG Magnet
                                        Telephone: + 1-212-367-6848
                                        E-mail: ed.nebb@eurorscg.com


          DIANA SHIPPING INC. TO ANNOUNCE NET INCOME FOR SECOND QUARTER
      AND FIRST HALF OF 2005, AND SECOND QUARTER DIVIDEND DECLARATION, ON
                                 AUGUST 1, 2005

              CONFERENCE CALL AND WEBCAST TO BE HELD AUGUST 2, 2005


ATHENS, GREECE, July 25, 2005 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that its financial results for the second quarter and six months ended June 30, 2005, will be released after the close of the U.S. financial markets on Monday, August 1, 2005.

       The declaration of the Company's cash dividend for the quarter ended June 30, 2005, also will be announced at that time.

       The management of Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review the results at 10:30 A.M. (Eastern Time) on Tuesday, August 2, 2005.

       Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-888-858-4756 (for U.S.-based callers) or 1-973-935-2405 (for international callers).

       A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must enter the code number 6272718.

About the Company
         Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

                                      # # #

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)

Dated: July 25, 2005                           By:   /s/ Anastassis Margaronis
                                                     --------------------------
                                                       Anastassis Margaronis
                                                       President
23159.0002 #589481